Filed by Markit Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: IHS Inc.

(Commission File No.: 001-32511)

June 6, 2016

IHS and Markit Announce Senior Executive Leadership Appointments for IHS Markit

LONDON and ENGLEWOOD, Colorado (June 6, 2016) – IHS (NYSE: IHS) and Markit (NASDAQ: MRKT) today announced senior executive leadership appointments for IHS Markit following the consummation of the proposed merger of equals that was announced on March 21, 2016.

The appointments will be effective upon completion of the proposed merger transaction, which is expected to close in the second half of 2016, subject to satisfaction of customary closing conditions, including receipt of shareholder approvals. IHS and Markit have received all the regulatory approvals required for the merger to be completed.

As previously disclosed, Jerre Stead, IHS chairman and chief executive officer (CEO), will assume the role of Chairman of the Board of Directors and CEO of IHS Markit. Lance Uggla, chairman and CEO of Markit, will be President and a member of the Board of Directors of IHS Markit. Mr. Uggla will assume the role of Chairman of the Board of Directors and CEO of IHS Markit upon Mr. Stead’s retirement on December 31, 2017. Mr. Uggla also will be the Chief Integration Officer for IHS Markit leading the process and teams that will integrate IHS and Markit into a single, efficient and high-performing business.

The senior executive leadership team members comprising the IHS Markit Office of the CEO and reporting to Mr. Stead are:

•	Lance Uggla will become President and member of the Board of Directors. Mr. Uggla is currently Chairman and CEO of Markit.

•	Daniel Yergin will become Vice Chairman of IHS Markit. Mr. Yergin is currently Vice Chairman of IHS.

•	Todd Hyatt will become Executive Vice President and Chief Financial Officer (CFO) for IHS Markit. Mr. Hyatt is currently Executive Vice President and CFO for IHS.

•	Shane Akeroyd will become Executive Vice President-Global Head of Account Management and Regional Head of Asia Pacific, based in Hong Kong. In this role, he will be responsible for coordinating and representing the company in Asia Pacific as well as leading IHS Markit cross-selling efforts and Global Account Management teams. Mr. Akeroyd is currently Head of Sales for Markit.

•	Jonathan Gear will continue his responsibilities as Executive Vice President-Resources and Transportation for IHS Markit. Mr. Gear currently holds the same position for IHS leading the business lines in Resources and Transportation, which include: Energy, Chemical, Automotive, Aerospace Defense and Security, and Maritime and Trade.

•	Sari Granat will become Executive Vice President and General Counsel for IHS Markit and will be responsible for legal, compliance, enterprise risk, information security and regulatory affairs. Ms. Granat is currently General Counsel for Markit.

•	Randy Harvey will become Executive Vice President and Chief Technology Officer (CTO) for IHS Markit. Mr. Harvey currently is Senior Vice President and CTO for IHS.

•	Adam Kansler will become Executive Vice President-Financial Markets for IHS Markit. This business will include the Information and Processing businesses currently in Markit coupled with the IHS Economic and Country Risk products. Mr. Kansler is currently Co-Head of Information for Markit.

•	Yaacov Mutnikas will become Executive Vice President-Financial Market Technologies for IHS Markit. This business will include data transformation and the analytics, enterprise data management, Information Mosaic, thinkFolio and WSO businesses currently in Markit. Mr. Mutnikas is currently Co-Head of Solutions for Markit.

•	Jane Okun Bomba will become Executive Vice President and Chief Administrative Officer for IHS Markit. Ms. Okun Bomba will lead Human Resources, Communications, Investor Relations, Customer Experience, Corporate Marketing and Sustainability. She is currently Senior Vice President-Marketing, Chief Sustainability and Communications Officer for IHS.

•	Jeff Sisson will become Executive Vice President and Chief of Staff for IHS Markit. Mr. Sisson will support the integration process and provide business consultation on key strategic and operational initiatives to support the future growth, execution and success of IHS Markit. He is currently Senior Vice President and Chief Human Resources Officer for IHS.

•	Michele Trogni will become Executive Vice President-Consolidated Markets and Solutions for IHS Markit. This business will include all managed services currently in Markit as well as the Product Design and Technology, Media and Telecommunications teams in IHS. Ms. Trogni is currently Co-Head of Solutions for Markit.

The IHS Markit Board of Directors and other leadership roles are expected to be announced around the time of the closing of the merger.

“We are very pleased to announce the senior leadership team of IHS Markit that will drive the growth, profitability and innovation of the newly combined company,” Mr. Stead said. “We are blessed to have such talented and experienced executives coming from both companies and from which to build our executive management team. This team has deep experience in leading a culture which focuses on customer satisfaction and colleague and shareholder success.”

Mr. Uggla said: “The announcement of the executive leadership team for IHS Markit is an important milestone as we work to complete our merger. Building on the strong Markit and IHS executive teams, we have appointed a world-class leadership group that will be responsible for quickly integrating the companies and effectively capturing our anticipated cost and revenue synergies. Together, we will create a global information powerhouse and a platform for innovation best positioned to meet the needs of our customers.”

IHS Markit will be the leader in critical information, analytics and solutions, and will have non-overlapping customers and products, a strong financial profile and a world-class management team. The company will also deliver next-generation information and analytics products to help customers improve decision making. IHS Markit will have more than 50,000 key customers, including 75 percent of the Fortune Global 500, governments in more than 140 countries and the world’s leading financial institutions, creating significant cross-selling opportunities across multiple commercial industries and governments.

The combined company’s reported results for fiscal year 2015 include approximately: $3.3 billion in revenue, $1.2 billion in adjusted earnings before interest, taxes, depreciation and amortization (EBITDA), and $800 million in free cash flow.

About IHS (www.ihs.com)
IHS (NYSE: IHS) is the leading source of insight, analytics and expertise in critical areas that shape today’s business landscape. Businesses and governments in more than 140 countries around the globe rely on the comprehensive content, expert independent analysis and flexible delivery methods of IHS to make high-impact decisions and develop strategies with speed and confidence. IHS has been in business since 1959 and became a publicly traded company on the New York Stock Exchange in 2005. Headquartered in Englewood, Colorado, USA, IHS is committed to sustainable, profitable growth and employs nearly 9,000 people in 33 countries around the world.

IHS is a registered trademark of IHS Inc. All other company and product names may be trademarks of their respective owners. © 2016 IHS Inc. All rights reserved.

About Markit (www.markit.com)
Markit is a leading global provider of financial information services. We provide products that enhance transparency, reduce risk and improve operational efficiency. Our customers include banks, hedge funds, asset managers, central banks, regulators, auditors, fund administrators and insurance companies. Founded in 2003, we employ over 4,200 people in 13 countries. Markit shares are listed on NASDAQ under the symbol MRKT. For more information, please see www.markit.com.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Markit has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration Statement No. 333-211252) that includes a joint proxy statement of IHS and Markit. IHS and Markit may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IHS or Markit may file with the SEC. INVESTORS AND SECURITY HOLDERS OF IHS and Markit ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IHS and Markit through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IHS or Markit at the following:

IHS 15 Inverness Way East Englewood, CO 80112 Attention: Investor Relations +1 303-397-2969	Markit 4th Floor, Ropemaker Place, 25 Ropemaker St., London England EC2 9LY Attention: Investor Relations: +44 20 7260 2000

Participants in the Solicitation

IHS, Markit, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IHS’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in IHS’s Form 10-K for the year ended November 30, 2015 and its proxy statement filed on February 24, 2016, which are filed with the SEC. Information regarding the directors and executive officers of Markit, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Markit’s 20-F for the year ended December 31, 2015, and Markit’s proxy statement filed on Form 6-K on March 28, 2016, which are filed with the SEC. A more complete description is available in the registration statement on Form F-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder or stockholder (as applicable) approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IHS and Markit to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IHS, Markit or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm IHS’s and Markit’s business, including current plans and operations, (v) the ability of IHS or Markit to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, including any new or proposed U.S. Treasury rule changes, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IHS’s and/or Markit’s financial performance, (x) certain restrictions during the pendency of the merger that may impact IHS’s or Markit’s ability to pursue certain business opportunities or strategic transactions and (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus that is included in the registration statement on Form F-4 that has been filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IHS’s or Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Neither IHS nor Markit assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.